UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934

Commission File Number 0-22498

Acres Gaming Incorporated

(Exact name of registrant as specified in its charter)

7115 Amigo, Suite 150, Las Vegas, Nevada 89119 — (702) 263-7588

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01 par value per share

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

     Pursuant to the requirements of the Securities Exchange Act of 1934, Acres Gaming Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 29, 2003	By:	/s/ Floyd W. Glisson

Floyd W. Glisson Chief Executive Officer